 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SunCoke Energy Inc.
(Name of Issuer)

Common Stock, $0.01 par value per Share
(Title of Class of Securities)

86722A103
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No. 86722A103
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mangrove Partners Master Fund, Ltd 98-1083428
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 848,624
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 848,624
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,624
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.03%
12		TYPE OF REPORTING PERSON (see instructions) OO

Page 2 of 7 pages

CUSIP No. 86722A103
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mangrove Partners 98-0652572
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 848,624
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 848,624
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,624
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.03%
12		TYPE OF REPORTING PERSON (see instructions) OO

Page 3 of 7 pages

CUSIP No. 86722A103
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathaniel August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 848,624
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 848,624
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,624
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.03%
12		TYPE OF REPORTING PERSON (see instructions) IN/HC

Page 4 of 7 pages

Item 1(a).	Name of Issuer:

The name of the issuer is SunCoke Energy Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 1011 Warrenville Road, Suite 600, Lisle, Illinois 60532.

Item 2(a).	Name of Person Filing:

This Schedule 13G/A #2 is being jointly filed by (1) The Mangrove Partners Master Fund, Ltd. (the “Master Fund”), (2) Mangrove Partners, and (3) Nathaniel August. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The shares of common stock of the Issuer which are the subject of this Schedule 13G/A #2 (the “Shares”) are held by the Master Fund. Beneficial ownership of the Shares is also claimed by (i) Mangrove Partners which serves as the investment manager of the Master Fund, and (iii) Nathaniel August who is the controlling person of Mangrove Partners.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of Nathaniel August is 645 Madison Avenue, 14th Floor, New York, New York 10022.

The principal business address of the Master Fund and Mangrove Partners is c/o Maples Corporate Services, Ltd., PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.

Item 2(c).	Citizenship:

Each of the Master Fund and Mangrove Partners is organized as a limited liability exempted company under the laws of the Cayman Islands. Nathaniel August is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per Share

Item 2(e).	CUSIP Number: 86722A103

Page 5 of 7 pages

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		848,624
	(b)	Percent of Class:		1.03%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0
		(ii)	shared power to vote or to direct the vote:	848,624
		(iii)	sole power to dispose or to direct the disposition of:	0
		(iv)	shared power to dispose or to direct the disposition of:	848,624

As the investment manager the Master Fund, Mangrove Partners may be deemed the beneficial owner of the Shares owned by the Master Fund. Mr. August, as the controlling person of Mangrove Partners, may be deemed the beneficial owner of the Shares owned by the Master Fund.

The filing of this Schedule 13G/A #2 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

The foregoing beneficial ownership percentage is based upon 82,768,075 shares of Common Stock of the Company, issued and outstanding as of October 30, 2020, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Incorporated by reference to Exhibit A to the original Schedule 13G filed by the signatories with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 6 of 7 pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2021

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS the Investment Manager

By:	/s/ Nathaniel August Name: Nathaniel August Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August Name: Nathaniel August Title: Director

/s/ Nathaniel August

Name: Nathaniel August

Page 7 of 7 pages